LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQ.

JOHN CACOMANOLIS, ESQ.

CHAD FRIEND, ESQ., LLM

PEARL HAHN, ESQ.**

LAZARUS ROTHSTEIN, ESQ.

OF COUNSEL:

PAULA A. ARGENTO, ESQ.***

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

*	licensed in FL and NY
**	licensed in NY
***	licensed in DC
****	licensed in FL, CA and NY

December 1, 2017

VIA ELECTRONIC EDGAR FILING

John Dana Brown

Attorney Advisor, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Muscle Maker, Inc
Amendment No. 2 to Offering Statement on Form 1-A
Filed November 16, 2017
File No. 024-10689

Dear Mr. Brown:

We have electronically filed herewith on behalf of Muscle Maker, Inc (the “Company”) Amendment No. 3 to the above-referenced offering statement on Form 1-A (“Amendment No. 3”). Amendment No. 3 is marked with R> tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Robert E. Morgan dated November 30, 2017. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Consent of Independent Registered Public Accounting Firm, Exhibit 11.1

Comment 1: Please clarify in the consent that the date of the auditors’ report is September 21, 2017 rather than November 15, 2017.

Response: The Company has filed Amendment No. 3 pursuant to Rule 252(f)(1)(iii) promulgated under the Securities Act of 1933, as amended. Accordingly, Amendment No. 3 consists solely of Part I of Form 1-A, an explanatory note, Part III of Form 1-A, and a corrected Exhibit 11.1. In addition, the Company has included a legal opinion dated December 1, 2017 as Exhibit 12.1. No other changes have been made to the Form 1-A/A, including to Part I or Part II of Form 1-A since the filing of Amendment No. 2 to the Company’s Form 1-A (“Amendment No. 2”) on November 16, 2017. As discussed with Beverly Singleton this morning, Exhibit 11.1, as filed with Amendment No. 3, is a corrected version of the auditors’ consent that was filed with Amendment No. 2. Exhibit 11.1, as filed with Amendment No. 3, references the correct date of the auditors’ report (September 21, 2017).

If the Staff has any further comments regarding Amendment No. 3 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Beverly Singleton / U.S. Securities and Exchange Commission
Claire Erlanger / U.S. Securities and Exchange Commission
Donald E. Field / U.S. Securities and Exchange Commission
Robert E. Morgan / Muscle Maker, Inc
Craig D. Linder, Esq. / Legal & Compliance, LLC

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